United States securities and exchange commission logo





                              September 27, 2023

       Jun Wang
       Chief Financial Officer
       iQIYI, Inc.
       No. 21, North Road of Workers' Stadium
       Chaoyang District, Beijing 100027
       People   s Republic of China

                                                        Re: iQIYI, Inc.
                                                            Form 20-F for
Fiscal Year Ended December 31, 2022
                                                            Response Dated
August 25, 2023
                                                            File No. 001-38431

       Dear Jun Wang:

              We have reviewed your August 25, 2023 response to our comment letter and have the following comment.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our reference to prior comments is to comments in our
       July 28, 2023 letter.

       Response Dated August 25, 2023

       Item 3. Key Information, page 3

   1. We note your proposed disclosure in response to comment 3 and reissue in part. Please further revise your
proposed structure chart and summaries of contractual arrangements to include the variable
interest entities iQIYI Pictures and Intelligent Entertainment. In this regard, we note your
proposed revised disclosure in response to comment 4 that you conduct your operations
in mainland China through "the variable interest entities
                                                        ..., namely Beijing
iQIYI, Shanghai iQIYI, Shanghai Zhong Yuan, iQIYI Pictures and
                                                        Intelligent
Entertainment (emphasis added)."
 Jun Wang
FirstName
iQIYI, Inc. LastNameJun Wang
Comapany 27,
September   NameiQIYI,
                2023    Inc.
September
Page 2      27, 2023 Page 2
FirstName LastName
       Please contact Rucha Pandit at (202) 551-6022 or Cara Wirth at (202) 551-7127 with any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services
cc:      Haiping Li